Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

June 22, 2007

By Federal Express

07024701

SUPPL

Securities and Exchange Commissio
Office of International Corporate Fin
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the "Notice of Resolutions at the Ordinary General Meeting of Shareholders" dated June 22, 2007 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

dlw 6/25

Enclosure

The following is an unofficial English translation of the Notice of Resolutions at the 139th Ordinary General Meeting of Shareholders of Sumitomo Corporation held on June 22, 2007. Sumitomo Corporation (hereinafter referred to as the "Company") provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

(Stock Exchange Code No. 8053)

June 22, 2007

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Susumu Kato
President and CEO

NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

You are hereby notified that at the 139th Ordinary General Meeting of Shareholders held today presentations were made and resolutions were adopted as set forth below.

With highest regards.

Presentations:

No.1: Business Report, Consolidated Financial Statements, and Audit Reports by the Accounting Auditor and the Board of Corporate Auditors regarding the Consolidated Financial Statements for the 139th Fiscal Year (April 1, 2006 through March 31, 2007)

No.2: Non-consolidated Financial Statements for the 139th Fiscal Year (April 1, 2006 through March 31, 2007)

The matters mentioned above were presented in accordance with "Reports for the 139th Fiscal Year."

The said Reports has been sent to shareholders holding voting rights as an attachment to the Notice of Convocation of the Ordinary General Meeting of Shareholders, and is sent enclosed with this notice to shareholders not holding voting rights.

Resolutions:

Proposition No.1: Distribution of Retained Earnings as Cash Dividends

It was resolved as originally proposed and the year-end dividend was set at 18 yen per common share of the Company. We have already distributed 15 yen per share as interim dividends, and therefore, the total annual dividend for the 139th Fiscal Year is 33 yen per share.

Proposition No.2: Election of Twelve Directors

Messrs. Motoyuki Oka, Kenzo Okubo, Noriaki Shimazaki, Nobuhide Nakaido, Makoto Shibahara, Kazuo Ohmori, Shingo Yoshii, Yoshiyuki Matsuoka, Susumu Kato, Iwao Okamoto, Takahiro Moriyama and Takashi Kano were elected and each of them assumed his duty.

Proposition No.3: Election of One Corporate Auditor

Mr. Koji Tajika was elected and assumed his duty. Mr. Tajika is an Outside Corporate Auditor as stipulated in the Company Law.

Proposition No.4: Issuing Bonuses to the Company's Directors

It was resolved as originally proposed that bonuses in the aggregate amount of 949 million yen would be paid to 13 Directors serving at the end of the 139th Fiscal Year.

Proposition No.5: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors

It was resolved as originally proposed that the Company would issue new share acquisition rights in the form of stock options as remuneration to the Directors up to an annual limit of 51 million yen. The aggregate number of new share acquisition rights to be issued is not to exceed 670 rights (100 of the Company's common shares per new share acquisition right).

Proposition No.6: Issuing New Share Acquisition Rights in the Form of Stock Options Scheme for a Stock-Linked Compensation Plan to the Company's Directors

It was resolved as originally proposed that the Company would issue new share acquisition rights in the form of stock options scheme for a stock-linked compensation plan as remuneration to the Directors up to an annual limit of 126 million yen. The aggregate number of new share acquisition rights to be issued is not to exceed 800 rights (100 of the Company's common shares per new share acquisition right).

* * *

After the Ordinary General Meeting of Shareholders, Representative Directors, Chairman of the Board of Directors, and President and CEO were elected at the meeting of the Board of Directors, and Full-Time Corporate Auditors and a Standing Corporate Auditor were elected among the Corporate Auditors at the meeting of the Board of Corporate Auditors, and each of them assumed his respective duty. The respective positions of the Directors and Corporate Auditors and Executive Officers as of June 22, 2007 are as follows:

1. Directors and Corporate Auditors

Name/Title		Name/Title	
Motoyuki Oka	Chairman of the Board of Directors	Susumu Kato	President and CEO
Kenzo Okubo	Director	Noriaki Shimazaki	Director
Nobuhide Nakaido	Director	Iwao Okamoto	Director
Makoto Shibahara	Director	Kazuo Ohmori	Director
Shingo Yoshii	Director	Takahiro Moriyama	Director
Takashi Kano	Director	Yoshiyuki Matsuoka	Director
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)	Tetsuro Fukumoto	Corporate Auditor (Full-Time)
Itsuo Sonobe	Corporate Auditor*	Koji Tajika	Corporate Auditor*
Akio Harada	Corporate Auditor*		

Notes: 1. All Directors are Representative Directors.

2. Outside Corporate Auditors are indicated by an asterisk (*).

2. Executive Officers

Name/Title		Name/Title	
Susumu Kato	President and CEO*	Kenzo Okubo	Executive Vice President*
Noriaki Shimazaki	Executive Vice President*	Nobuhide Nakaido	Executive Vice President*
Michio Ogimura	Senior Managing Executive Officer	Michihisa Shinagawa	Senior Managing Executive Officer
Iwao Okamoto	Senior Managing Executive Officer*	Makoto Shibahara	Senior Managing Executive Officer*
Shuichi Mori	Senior Managing Executive Officer	Kazuo Ohmori	Senior Managing Executive Officer*
Yoshi Morimoto	Managing Executive Officer	Shingo Yoshii	Managing Executive Officer*
Kentaro Ishimoto	Managing Executive Officer	Shunichi Arai	Managing Executive Officer
Nobuo Kitagawa	Managing Executive Officer	Yoshihiko Shimazu	Managing Executive Officer
Kenji Kajiwara	Managing Executive Officer	Makoto Sato	Managing Executive Officer
Toyosaku Hamada	Managing Executive Officer	Takahiro Moriyama	Managing Executive Officer*
Ichiro Miura	Managing Executive Officer	Takashi Kano	Managing Executive Officer*
Kuniharu Nakamura	Managing Executive Officer	Shinichi Sasaki	Executive Officer
Takuro Kawahara	Executive Officer	Yoshio Osawa	Executive Officer
Yoshiyuki Matsuoka	Executive Officer*	Mitsuhiko Yamada	Executive Officer
Kazuhisa Togashi	Executive Officer	Kazuhiro Takeuchi	Executive Officer
Shinichi Ishida	Executive Officer	Takafumi Sone	Executive Officer
Makoto Nakamura	Executive Officer	Naoki Hidaka	Executive Officer
Shigeru Ohashi	Executive Officer	Yasuo Kumagai	Executive Officer
Masayuki Doi	Executive Officer	Toru Furihata	Executive Officer

Note: Directors (Representative Directors) are indicated by an asterisk (*).

* * *

RECEIVED

2007 JUN 25 A 5:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

June 22, 2007

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated June 22, 2007 referring to "Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights) and Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights) " [English translation].

2. Annual Securities Report dated June 22, 2007[in Japanese].

   Annual Securities Report (including audited annual financial results) filed with the Director of Kanto Local Finance Bureau stating the results for the fiscal year ended March 31, 2007.

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

RECEIVED

For Immediate Release 2007 JUN 25 A 9:40

June 22, 2007

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To whom it may concern:

Sumitomo Corporation
Susumu Kato, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights) and Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that the distribution of new share acquisition rights in the form of stock options and stock options for a stock-linked compensation plan were fixed as the Company announced on May 18, 2007, because of the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors" and "Issuing New Share Acquisition Rights in the Form of Stock Options for a Stock-Linked Compensation Plan to the Company's Directors" at today's Ordinary General Meeting of Shareholders.

Reference materials:

I. Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights) (announced on May 18, 2007)

II. Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights) (announced on May 18, 2007)

For Immediate Release

May 18, 2007

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved the terms regarding the distribution of new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and Corporate Officers who qualify under the qualification system of the Company, in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan.

The distribution of new share acquisition rights to the Directors is subject to the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors" at the Ordinary General Meeting of Shareholders scheduled for June 22, 2007, and the distribution to Executive Officers and Corporate Officers is subject to the approval for the Directors.

1. The reason for the need to recruit persons to accept New Share Acquisition Rights

   So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees and further expand our profit base and strengthen our corporate constitution, the Company wishes to be able to issue new share acquisition rights.

2. Name of the New Share Acquisition Rights

   Sumitomo Corporation, the Sixth Stock Acquisition Rights

3. **Total number of New Share Acquisition Rights to be issued**

The maximum total number of new share acquisition rights to be issued shall be 1,960. The maximum total number of rights to be allocated to the Directors shall be 670. (100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4.below, the same adjustments shall also be made here.)

The above total is the number of new share acquisition rights to be allotted. Where there is a decrease in the total number of new share acquisition rights to be allotted, such as when there are no subscriptions for some of the rights, the total number of new share acquisition rights to be issued shall be the total number of stock acquisition rights allotted.

4. **Type and number of shares subject to New Share Acquisition Rights**

The maximum number of shares subject to new share acquisition rights shall be 196,000 of the Company's common shares, of which new share acquisition rights covering of 67,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. **The need for payment in consideration of New Share Acquisition Rights**

The new share acquisition rights will be issued without consideration.

6. **Issue date of New Share Acquisition Rights**

July 31, 2007

7. **Persons to whom New Share Acquisition Rights may be allocated**

Directors, Executive Officers and Corporate Officers under the Company's qualification system, 85 persons in total

8. **Value of the assets to be contributed upon exercise of the New Share Acquisition Rights**

The value of the assets to be contributed upon exercise of the new share acquisition

rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares per new share acquisition right, which is established in item 3.above.

The Exercise Price shall be the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on each day (excluding days on which there were no transactions) of the month immediately prior to the month in which the new share acquisition rights are allocated, multiplied by 1.05; provided, however, that if the Exercise Price as so computed would be less than the closing price for transactions in the Company's common shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are allocated (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the Exercise Price shall be such closing price.

When the Company issues new shares at a price below the market price following the issuance of new share acquisition rights, the Exercise Price shall be adjusted using the following formula, rounding up fractions of less than ¥1 resulting from the adjustment. However, this shall not apply to the issuance of new shares by the Company in cases of the exercise of new share acquisition rights or public offerings at fair value.

$$\text{Post-adjustment Exercise Price} = \text{pre-adjustment Exercise Price} \times \frac{\text{number of shares already issued} + \dfrac{\text{number of shares newly issued} \times \text{pre-adjustment Exercise Price}}{\text{share price before new issuance}}}{\text{number of shares already issued} + \text{increase in number of shares resulting from new issuance}}$$

Moreover, if the Company implements a stock split or a reverse split following the issuance of new share acquisition rights, the Exercise Price shall be adjusted in proportion to the ratio of the stock split or reverse split, rounding up fractions of less than ¥1 resulting from the adjustment.

In addition to the above, if an adjustment of the Exercise Price is necessary, for example if the Company merges with another company, or merges or absorbs by spin-off another company following the issuance of new share acquisition rights, it shall be appropriately adjusted within reasonable limits.

9. Term during which the New Share Acquisition Rights can be exercised

From April 1, 2008 to June 30, 2012

10. Conditions on exercise of New Share Acquisition Rights

(1) A person that has been allocated new share acquisition rights (the "Grantee") of must also be, at the time of exercise thereof, a Director, Executive Officer or Corporate Officer of the Company.

(2) Even before expiration of the exercise period, under the following circumstances of i, ii or iii, grantees of the new share acquisition rights must forfeit new share acquisition rights and the rights in question shall cease to exist.

i. When the Grantee has been sentenced to imprisonment or severer penalty.

ii. When the grantee of the new share acquisition rights passes away.

iii. When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(3) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(4) When the Grantee exercises the new share acquisition, it should be permitted to exercise integral rights for the minimum unit.

11. Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. Limitation on the acquisition of New Share Acquisition Rights by assignment

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by assignment.

13. Provisions governing the redemption of New Share Acquisition Rights by the company

When the Grantee has not met the conditions of item 10.(1) above, falls under the each conditions of item 10.(2) above, or cannot for other reason exercise such rights, the Company may redeem such new share acquisition rights without compensation.

14. Reorganization

If the Company is subject to a merger (limited to the case where the Company ceases to exist after to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter "Reorganized Company"), to the Grantee of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4.above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

To be determined in accordance with item 8.above upon consideration of such factors as the conditions of the Reorganizations.

(5) Term during which the new share acquisition rights can be exercised:

From the later of either the starting date of the term in which the Existing New Share Acquisition Rights stipulated in item 9.above can be exercised or the date on which the Reorganization takes effect, through the last date on which the Existing New Share Acquisition Rights stipulated in item 9.above could have been exercised.

(6) Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of new share acquisition rights:

To be determined in accordance with item 11.above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:

The acquisition of new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:

To be determined in accordance with item 13.above.

(9) Other conditions on exercise of new share acquisition rights:

To be determined in accordance with item 10.above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office

1-3-2, Marunouchi, Chiyoda-Ku, Tokyo, Japan

18. Location to request exercise of New Share Acquisition Rights

Sumitomo Corporation

1-8-11, Harumi, Chuo-Ku, Tokyo, Japan

19. Number of shares in one voting unit

100 shares

For Immediate Release

May 18, 2007

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Grant of Stock Options for a Stock-Linked Compensation Plan (New Share Acquisition Rights)

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved the terms regarding the distribution of new share acquisition rights in the form of stock options for a stock-linked compensation plan to the Company's Directors and Executive Officers in accordance with the provisions of Articles 236, 238 and 240 of the Company Law of Japan.

The distribution of new share acquisition rights to the Directors is subject to the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options for a Stock-Linked Compensation Plan to the Company's Directors" at the Ordinary General Meeting of Shareholders scheduled for June 22, 2007 and the distribution to Executive Officers is subject to the approval for the Directors.

1. **The reason for the need to recruit persons to accept New Share Acquisition Rights**

   The Company issues new share acquisition rights in the form of stock options for a stock-linked compensation plan to link the Company's performance and stock price more clearly to compensation of Directors and Executive Officers, as well as to enhance the sharing of value with all our shareholders.

2. Name of the New Stock Acquisition Rights

   Sumitomo Corporation, the Second Stock Acquisition Rights for a Stock-linked Compensation Plan.

3. **Total number of New Share Acquisition Rights to be issued**

The maximum total number of new share acquisition rights to be issued shall be 1,400.

The maximum total number of rights to be allocated to the Directors shall be 800.

(100 common shares for every new share acquisition right shall be issued. However, if adjustments are made to the number of shares as described in item 4. above, the same adjustments shall also be made here.)

4. **Type and number of shares subject to New Share Acquisition Rights**

The maximum number of shares subject to new share acquisition rights shall be 140,000 of the Company's common shares, of which new share acquisition rights covering of 80,000 shares shall be allocated to the Company's Directors.

If the Company conducts a stock split or reverse stock split, the number of shares shall be adjusted using the following calculation formula. This adjustment, however, shall only be conducted for the number of shares subject to the new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment shall be rounded down.

NUMBER OF SHARES AFTER ADJUSTMENT =

NUMBER OF SHARES BEFORE ADJUSTMENT × SPLIT OR REVERSE SPLIT RATIO

5. **The need for payment in consideration of New Share Acquisition Rights**

The new share acquisition rights will be issued without consideration.

6. **Issue date of New Share Acquisition Rights**

July 31, 2007

7. **Persons to whom New Share Acquisition Rights may be allocated**

Directors and Executive Officers, 32 persons in total.

8. **Value of the assets to be contributed upon exercise of the New Share Acquisition Rights**

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be determined by multiplying the price paid per share issuable upon the exercise of the new share acquisition rights (hereinafter "Exercise Price") by the number of shares subject to such new share acquisition rights. The Exercise Price shall be one yen (¥1).

9. **Term during which the New Share Acquisition Rights can be exercised**

10 years from the day following the day on which a person that has been allocated new share acquisition rights (the "Grantees") becomes neither a Director nor an Executive Officer.

10. **Conditions on exercise of New Share Acquisition Rights**

(1) The Grantee may not exercise the new share acquisition rights when any of the circumstances apply:

i . When the Grantee has been sentenced to imprisonment or severer penalty during his/her term of office.

ii . When the Grantee or his/her heirs have offered to abandon all or part of the new share acquisition rights in a document in the form specified by the Company.

(2) Transfer, pledge or any other encumbrance of new share acquisition rights shall not be permitted.

(3) The legal heir of the Grantees can exercise only within 6-months after inheriting the new share acquisition right from Grantees.

(4) When the Grantee exercises the new share acquisition, it should be permitted to exercise integral rights for the minimum unit..

11. **Matters concerning increase in capital and capital reserve in case of issuance of shares through exercise of New Share Acquisition Rights**

(1) When shares are issued through the exercise of new share acquisition rights, the amount of capital increase shall be one-half of the maximum limit for increases in capital, etc., calculated in accordance with Article 40, Paragraph 1 of the Corporate Accounting Rules. Fractions of less than ¥1 shall be rounded up in calculations.

(2) When shares are issued through the exercise of new share acquisition rights, the amount of capital reserve to be added shall be determined by subtracting the amount of capital increase as stipulated in (1) above from the maximum limit for increases in capital, etc. indicated in (1) above.

12. **Limitation on the acquisition of New Share Acquisition Rights by assignment**

Approval of the Board of Directors is required for the acquisition of new share acquisition rights by way of assignment.

13. **Provisions governing the redemption of New Share Acquisition Rights by the company**

When the Grantee falls under the conditions of 10.(1) above, or cannot exercise such rights for other reasons, the Company may redeem such new share acquisition rights without compensation.

14. **Reorganization**

If the Company is subject to a merger (limited to the case where the Company ceases to exist after to the merger), merger or absorption by spin-off, demerger, stock swap or stock transfer (hereinafter "Reorganization"), it shall, pursuant to the provisions below, deliver new share acquisition rights covering the shares in the reorganized company as indicated in Article 236, Paragraph 1, Items 8a through e of the Company Law for the respective cases (hereinafter referred to as "Reorganized Company"), to the Grantees of the Company's existing new share acquisition rights (hereinafter "Existing New Share Acquisition Rights") when the Reorganization becomes effective. In this case, the Existing New Share Acquisition Rights will cease to exist and the Reorganized Company will issue new share acquisition rights. However, this shall be limited to the case whereby the delivery of new share acquisition rights for the Reorganized Company is stipulated in the take-over or merger agreements, merger or absorption by spin-off plans, demerger plans, stock swap agreements or stock transfer plans in accordance with the conditions below.

(1) Number of new share acquisition rights of the Reorganized Company to be delivered:

The same number as the number of new share acquisition rights held, respectively, by the Grantee of the Existing New Share Acquisition Rights shall be delivered.

(2) Types of shares of the Reorganized Company subject to new share acquisition rights:

The common shares of the Reorganized Company.

(3) Number of shares of the Reorganized Company subject to new share acquisition rights:

To be determined in accordance with item 4. above upon consideration of such factors as the conditions of the Reorganizations.

(4) Value of the assets to be contributed upon exercise of the new share acquisition rights:

The value of the assets to be contributed upon exercise of the new share acquisition rights shall be the amount of the Exercise Price after the Reorganization as set forth below multiplied by the number of shares subject to

such new share acquisition rights. The Exercise Price after the Reorganization shall be one yen (¥1) per share of the Reorganized Company that can be received upon exercise of the new share acquisition rights.

(5) Term during which the new share acquisition rights can be exercised:
To be determined in accordance with item 9. above.

(6) Matters concerning increase in capital and capital reserves in case of issuance of shares through exercise of new share acquisition rights:
To be determined in accordance with item 11. above.

(7) Limitation on the acquisition of new share acquisition rights by assignment:
The acquisition of the new share acquisition rights by assignment shall require the approval of the Reorganized Company.

(8) Provisions governing the redemption of new share acquisition rights by the Reorganized Company:
To be determined in accordance with item 13. above.

(9) Other conditions on the exercise of new share acquisition rights:
To be determined in accordance with 10. above.

15. New Share Acquisition Right securities

When requested by Company directors and others, the Company will issue new share acquisition right securities to the person in question.

16. Initial date in reckoning of New Share Acquisition Right dividends

The first dividends or interim dividends for shares that have been issued as a result of the grantee exercising new share acquisition rights will be paid on April 1 if exercised between April 1 and September 30 and October 1 if exercised between October 1 and March 31 of the following year.

17. Payment handling Bank for exercising New Share Acquisition Rights

Sumitomo Mitsui Banking Corporation Limited, Tokyo Main Office
1-3-2,Marunouchi, Chiyoda-ku, Tokyo, Japan

18. Location to request exercise of New Share Acquisition Rights

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, Japan

19. Number of shares in one voting unit

100 shares

END